ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

February 21, 2025

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Chad Eskildsen

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Mr. Eskildsen:

This letter is being filed to respond to a comment received from you on February 11, 2025 via telephone regarding the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) review of the Registrant’s Form N-CSR (the “Annual Shareholder Report”) filed with the SEC on December 30, 2024. The Staff’s comment is summarized in bold to the best of our understanding, followed by the Registrant’s response. Capitalized terms not defined in this letter have the meanings assigned to them in the Annual Shareholder Report.

* * *

1.	We note that paragraph 4(d) of the certifications filed as Exhibit 19(a)(3) to the Annual Shareholder Report pursuant to Rule 30a-2(a) under the 1940 Act and Section 302 of the Sarbanes-Oxley Act of 2002 states “second fiscal quarter” rather than “the period covered by this report”. Please acknowledge the Staff’s comment.

The Registrant acknowledges the Staff’s comment.

*           *           *           *           *           *

Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer